UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 8)*

Front Yard Residential Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35904G107
(CUSIP Number)

Gregory J. Ritts, Chief Legal and Compliance Officer, Altisource Portfolio Solutions S.A., 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg +352-2469-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2020
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Altisource Portfolio Solutions S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,453,657
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,453,657
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,453,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%(1)
14.	TYPE OF REPORTING PERSON
CO
(1) Based upon the 58,747,146 shares outstanding as of August 3, 2020, as reported in the Issuer’s Quarterly Report on Form
10-Q for the quarterly period ended June 30, 2020 filed on August 10, 2020.

Explanatory Note
This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission (“SEC”) on April 11, 2016 by Altisource Portfolio Solutions S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (which includes its relevant subsidiaries for purposes hereof) (“ASPS” or the “Reporting Person”), as subsequently amended by Amendment No. 1 filed on May 11, 2016, Amendment No. 2 filed on August 24, 2018, Amendment No. 3 filed on June 20, 2019, Amendment No. 4 filed on February 19, 2020, Amendment No. 5 filed on May 21, 2020, Amendment No. 6 filed on June 2, 2020 and Amendment No. 7 filed on June 8, 2020 (as amended herein, the “Schedule 13D”). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Shares”), of Front Yard Residential Corporation, a Maryland corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Each capitalized term used herein but not defined in this Amendment No. 8 shall have the meaning ascribed to such term in the Schedule 13D.
ITEM 4.     Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
On October 13, 2020, ASPS delivered a letter addressed to the board of directors of the Issuer (the “RESI Board”) in which it, among other things, calls upon the RESI Board to fulfill its fiduciary duties and expeditiously adopt a plan to liquidate the Issuer’s assets. The foregoing letter is attached hereto as Exhibit 1 and is incorporated herein by reference.
Except as set forth in the Schedule 13D or such as would occur upon completion of any of the actions discussed above, ASPS does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 7.    Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Letter, dated October 13, 2020, addressed to the Board of Directors of Front Yard Residential Corporation

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: October 13, 2020	ALTISOURCE PORTFOLIO SOLUTIONS S.A.

	By:	/s/ Gregory J. Ritts
	Name:	Gregory J. Ritts
	Title:	Chief Legal and Compliance Officer

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